

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Robert Moccia
Chief Executive Officer
STRATA Skin Sciences, Inc.
5 Walnut Grove Drive, Suite 140
Horsham, Pennsylvania 19044

> **Re: STRATA Skin Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2023**
> **File No. 333-273846**

Dear Robert Moccia:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jane Park at 202-551-7439 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Industrial Applications and
> Services

cc: Sunjeet Gill, Esq.